

Andreas (Bryan) Steinman · 3rd in

Keyno

Strategy and Operations

Atlanta, Georgia · 388 connections · **Contact info**

Experience

Strategy and Operations
Keyno · Full-time
Jan 2019 – Present · 1 yr 2 mos



Physical Therapist
Emory Healthcare
Dec 2017 – Present · 2 yrs 3 mos
Greater Atlanta Area



Technical Product Manager
Tender Armor, LLC
Nov 2015 – Jan 2019 · 3 yrs 3 mos
Miami/Fort Lauderdale Area

PM for leading product: CVV+
Work remotely from ATL

Director of Business Development, Product Manager
Capitol Supply
Nov 2015 – Oct 2017 · 2 yrs
Miami/Fort Lauderdale Area

I managed three different companies within Capitol Supply in various capacities:
- Capsoft: Director of Business Development
- Vixity: Director of Business Development, Product Manager
- ATD Capitol: Director of E-Commerce Growth



Physical Therapist
Jupiter Medical Center
Oct 2013 – Feb 2016 · 2 yrs 5 mos
Jupiter, Florida

Education



University of St. Augustine for Health Sciences
Medical Doctorate, Physical Therapy/Therapist



University of Florida
Bachelor's degree, Health Professions and Related Clinical Sciences
Activities and Societies: Lambda Chi Alpha Fraternity Kid Step Study

Licenses & Certifications



HI2018xI: Health Informatics: A Current and Historical Perspective
edX
Issued Jul 2019 · No Expiration Date
Credential ID bccc147943dc48fdbb887c4a20c1f1c9

See credential



Certified ScrumMaster (CSM)
Scrum Alliance
Issued Jun 2019 · No Expiration Date
Credential ID 953412



Project Management Professional (PMP)®
Project Management Institute
Issued Oct 2019 · Expires Oct 2022
Credential ID 6019561

See credential

Skills & Endorsements

Project Management · 5

Christian Mora and 4 connections have given endorsements for this skill

Marketing · 3

Joshua Harris, ASA, EA, MAAA and 2 connections have given endorsements for this skill

Strategic Planning · 3

Christian Mora and 2 connections have given endorsements for this skill

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